Exhibit 99.39

Media Release

FOR IMMEDIATE RELEASE

Immunovaccine Forms Inaugural Scientific and Clinical

Advisory Committee

Advisor Experts to Help Steer Development Strategy for Company’s Advancing

Pipeline of Innovative Immunotherapies

Halifax, Nova Scotia; June 14, 2017 – Immunovaccine Inc. (TSX: IMV; OTCQX: IMMVF), a clinical stage immuno-oncology company, today announced it has formed an inaugural Scientific and Clinical Advisory Committee (SCAC) comprised of academic and industry experts in disease areas in which Immunovaccine focuses: immuno-oncology and virology.

The Committee will provide counsel for the company’s research and development activities and access to cutting-edge ideas through collaborative data sharing and insight. Committee members will also help shape clinical programs based on real-world successes and unbiased perspectives that are founded in deep clinical research and field experience.

“We’re honored to have assembled a team of distinguished industry researchers, clinicians and collaborators to help guide strategy as we advance and expand our research and clinical programs,” said Frederic Ors, Immunovaccine’s Chief Executive Officer. “Each member brings an impressive pedigree and expertise that directly supports the disease indications we are targeting using our proprietary DepoVax™ platform. With backgrounds in virology, immunotherapy and infectious diseases, their collective experience will be invaluable as we work to bring much-needed therapies to the market for patients.”

The Scientific and Clinical Advisory Committee members include:

Barney Graham, PhD, MD

Senior Investigator, Viral Pathogenesis Laboratory, National Institute of Allergy and Infectious Diseases Vaccine Research Center

National Institutes of Health

Scott Halperin, MD

Director

Canadian Centre for Vaccinology

Ramy Ibrahim, MD

Vice President, Clinical Development

Parker Institute for Cancer Immunotherapy

James Johnston, MB, BCh, FRCPC

Senior Scientist, Research Institute in Oncology and Hematology

Cancer Care Manitoba

Grant McFadden, PhD

Director, Biodesign Center for Immunotherapy, Vaccines and Virotherapy

Arizona State University

Michael Aaron Morse, MD

Professor of Medicine and Professor in the Department of Surgery

Duke University Medical Center

Brad Nelson, PhD

Director and Distinguished Scientist, Deeley Research Centre

BC Cancer Agency

Kunle Odunsi, PhD, MD, FRCOG, FACOG

Cancer Center Deputy Director; Chair of the Department of Gynecologic

Oncology; and Executive Director, Center for Immunotherapy

Roswell Park Cancer Institute

David Spaner, PhD, MD

Senior Scientist, Biological Sciences, Odette Cancer Research Program

Sunnybrook Research Institute

Pramod Srivastava, PhD, MD

Director, Center for Immunotherapy of Cancer and Infectious Diseases

Eversource Energy Chair in Experimental Oncology

Director of The Carole and Ray Neag Comprehensive Cancer

Center University of Connecticut School of Medicine

About Immunovaccine

Immunovaccine Inc. is a clinical-stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and infectious diseases. Immunovaccine develops T cell activating cancer immunotherapies and infectious disease vaccines based on DepoVax, the Company’s patented platform that provides controlled and prolonged exposure of antigens and adjuvant to the immune system. Immunovaccine has advanced two T cell activation therapies for cancer through Phase 1 human clinical trials and is currently conducting a Phase 1b study with Incyte Corporation assessing lead cancer therapy, DPX-Survivac, as a combination therapy in ovarian cancer. The Company is also exploring additional applications of DepoVax, including DPX-RSV, an innovative vaccine candidate for respiratory syncytial virus (RSV), which has recently completed a Phase 1 clinical trial. Immunovaccine also has ongoing clinical projects to assess the potential of DepoVax to address malaria and the Zika virus. Connect at www.imvaccine.com.

Immunovaccine Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. However, they should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks affecting the Company, including access to capital, the successful completion of clinical trials and receipt of all regulatory approvals. Immunovaccine Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law.

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Contacts for Immunovaccine:

MEDIA

Mike Beyer, Sam Brown Inc.

T: (312) 961-2502 E: mikebeyer@sambrown.com

INVESTOR RELATIONS

Pierre Labbé, Chief Financial Officer

T: (902) 492-1819 E: info@imvaccine.com

Patti Bank, Managing Director, Westwicke Partners

O: (415) 513-1284

T: (415) 515-4572 E: patti.bank@westwicke.com